AFTERMARKET ENTERPRISES, INC.

4339 Santa Fe Road #48-D

San Luis Obispo, California 93401-3306

April 10, 2008

Mara L. Ransom, Esq.

via EDGAR and

John Fieldsend, Esq.

Facsimile Transmission

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street

Washington, D.C. 20549

Re:

Aftermarket Enterprises, Inc.

File No. 333-141676

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Dear Ms. Ransom and Mr. Fieldsend:

On behalf of Aftermarket Enterprises, Inc. (the “Company”), I am hereby requesting the effective date of the above referenced Registration Statement be accelerated so that the same shall become effective as of April 15, 2008, at 10:00 AM Eastern Time, or as soon thereafter as is practicable.  Additionally, on behalf of the Company, it recognizes and agrees that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please telephone.

Sincerely,

Aftermarket Enterprises, Inc.

__/s/___________________

Adam Anthony, CEO